UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

GTx, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
40052B108
(CUSIP Number)
J. R. Hyde, III
17 West Pontotoc Ave., Suite 200
Memphis, TN 38103
(901) 685-3412
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
(901) 543-5900
June 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40052B108

1	NAMES OF REPORTING PERSONS J. R. Hyde, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,585,416

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,289,968

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,585,416

WITH	10	SHARED DISPOSITIVE POWER

		3,289,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,875,384 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 7 Pages

CUSIP No.	40052B108

Item 1.	Security and Issuer.
This statement relates to shares of common stock, $.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103.

Item 2.	Identity and Background.
(a)	The name of the person filing this statement is J. R. Hyde, III (“Mr. Hyde”), with respect to shares of Common Stock of GTx, Inc.

(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103.

(c)	Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hyde is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
From May 5, 2010 until May 17, 2010, Mr. Hyde, in occasional transactions, indirectly purchased through Pittco Investments, L.P. 129,393 shares of Common Stock for aggregate consideration of $456,151.68 The shares of Common Stock purchased by Pittco Investment, L.P. were purchased with cash on hand, and no part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.
From May 27, 2010 until June 8, 2010, Mr. Hyde, in a continuous series of daily transactions, indirectly purchased through Pittco Investments, L.P. 870,607 shares of Common Stock for aggregate consideration of $1,991,699.98. The shares of Common Stock purchased by Pittco Investment, L.P. were purchased with cash on hand, and no part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.
Detailed information concerning the foregoing transactions in shares of Common Stock effected by Mr. Hyde is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market purchases.

Item 4.	Purpose of Transaction.
Mr. Hyde and each of the parties described acquired the shares of Common Stock for investment purposes, and Mr. Hyde and each party intend to evaluate the performance of such securities as an investment in the ordinary course of business. Neither Mr. Hyde nor any of the parties described has any plans or proposals, which relate or could result in:

Page 3 of 7 Pages

CUSIP No.	40052B108
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a)	The approximate percentage of shares of Common Stock beneficially owned by Mr. Hyde is based upon 36,420,901 shares outstanding which is the total number of shares of Common Stock outstanding as of June 9, 2010. As of June 9, 2010, Mr. Hyde beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 11,875,384 of the Common Stock (does not include 216,462 shares held by Mr. Hyde’s spouse, as to which he disclaims beneficial interest pursuant to Rule 13d-4), constituting approximately 32.6% of the shares outstanding.

(b)	Common Stock beneficially owned.
(i)	Mr. Hyde has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 6,778,072 shares of Common Stock owned individually; 91,628 shares of Common Stock held indirectly by Pittco Associates, L.P.; and 1,715,716 shares of Common Stock held indirectly by Pittco Investments, L.P.

(ii)	Mr. Hyde shares the power to vote or direct the vote and the power to dispose of 1,489,968 shares of Common Stock held indirectly by trusts for the benefit of Mr. Hyde’s children (“Family Trusts”); and 1,800,000 shares of Common Stock held indirectly in recently established grantor retained annuity trusts on behalf of Mr. Hyde (the “GRATs”).

(iii)	As the trustee of both the GRATs and the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote and dispose of shares of Common Stock beneficially owned by Mr. Hyde. Mr. Pontius is the president of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103. Mr. Pontius is a citizen of the United States.

Page 4 of 7 Pages

CUSIP No.	40052B108
(iv)	During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c)	On April 16, 2010, Mr. Hyde received an annuity distribution comprised of 100,000 shares of Common Stock from a recently terminated grantor retained annuity trust that held shares of Common Stock on behalf of Mr. Hyde (the “2009-2 GRAT”). The annuity distribution represented only a change in the form of beneficial ownership of such shares of Common Stock. The shares were previously indirectly owned by Mr. Hyde through the 2009-2 GRAT but are now directly owned by him. The shares, which were previously contributed to the 2009-2 GRAT on April 16, 2009, were obtained by Mr. Hyde with personal funds. Aside from the foregoing, the trading dates, number of shares of Common Stock purchased or sold, the manner in which the transactions were effected, and price per share for all transactions in the Common Stock during the past 60 days effected by Mr. Hyde are set forth in Item 3 above.

(d)	Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 216,462 shares of Common Stock that she owns.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not Applicable.

Item 7.	Material to be filed as Exhibits. Not Applicable.

Page 5 of 7 Pages

CUSIP No.	40052B108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 9, 2010

/s/ J. R. Hyde, III
J. R. Hyde, III

Page 6 of 7 Pages

CUSIP No.	40052B108
Appendix A
Since May 5, 2010, Mr. Hyde purchased shares of Common Stock in the open market as follows:

	Number of Shares of	Weighted Average Price	Range of Price Per
	Common Stock	Per Share of Common	Share of Common
Date	Purchased	Stock (1)	Stock
5/5/10	20,000	$3.47	$3.46 to $3.49
5/6/10	20,000	$3.36	$3.25 to $3.45
5/7/10	19,198	$3.25	$3.10 to $3.36
5/10/10	20,000	$3.32	$3.29 to $3.36
5/11/10	20,000	$3.59	$3.52 to $3.64
5/12/10	25,000	$3.70	$3.55 to $3.75
5/13/10	2,401	$3.92	$3.92 to $3.93
5/17/10	2,794	$3.74	$3.69 to $3.75
5/27/10	200,000	$2.04	$2.01 to $2.08
5/28/10	150,000	$2.01	$1.92 to $2.08
6/1/10	90,000	$2.07	$2.03 to $2.15
6/2/10	96,755	$2.16	$2.10 to $2.17
6/3/10	48,580	$2.41	$2.40 to $2.45
6/4/10	75,000	$2.69	$2.65 to $2.70
6/7/10	166,139	$2.60	$2.56 to $2.62
6/8/10	44,133	$2.60	$2.57 to $2.67

(1)	The prices reported above reflect the weighted average purchase price. The reporting person hereby undertakes to provide upon request to the SEC staff, GTx, Inc. or a shareholder of GTx, Inc. full information regarding the number of shares and prices at which the transactions were effected.

Page 7 of 7 Pages